Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Cintas Corp
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Cintas Corp (CTAS)
Vote Yes: Item #5 – Shareholder Proposal Requesting Greater Disclosure of Material Corporate Diversity, Equity, and Inclusion

Annual Meeting: October 24, 2023

CONTACT: Meredith Benton | mbenton@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that Cintas Corp. (“Cintas”) report to shareholders on the effectiveness of the Company’s diversity, equity, and inclusion efforts. The report should be done at reasonable expense, exclude proprietary information, and provide transparency on outcomes, using quantitative metrics for hiring, retention, and promotion of employees, including data by gender, race, and ethnicity.

Supporting Statement: Quantitative data is sought so investors can assess and compare the effectiveness of the Company’s diversity, equity, and inclusion programs.

RATIONALE FOR A YES VOTE

1.	Cintas DEI reporting significantly lags peers, exposing the Company to competitive risk.
2.	Companies benefit from diverse and inclusive workplaces.
3.	Corporate policies that allow harassment and discrimination undermine business success.
4.	Cintas is risking the trust and confidence of its consumers and employees by not sharing the outcomes of its actions in support of its DEI commitment.

DISCUSSION

1.	Cintas’ DEI reporting significantly lags peers, exposing the Company to competitive risk.

Cintas lags its peers in the disclosure and transparency it provides to investors on the effectiveness of its diversity and inclusion programs. The Company does not currently make public its EEO-1 report, which details the diversity of a company’s workforce, and has stated that it has chosen not to align its data with EEO-1 reporting requirements.1

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1 https://www.cintas.com/pdf/Cintas_2022_ESGReport.pdf?utm_source=cintascom&utm_medium=web&utm_campaign=CAESG

2023 Proxy Memo Cintas Corp | Shareholder Proposal Requesting Annual Diversity and Inclusion Efforts Report

The Company’s inclusion data – the hiring, promotion, and retention rates of diverse employees – must also be shared for investors to have a full understanding of the experience of Cintas employees. This data is needed, for example, for investors to assess if a company is masking poor retention rates through expensive recruitment and hiring efforts. If a company is able to hire but not retain diverse employees, this would indicate operational inefficiencies and raise concerns about the functionality of the remaining workforce.

Between January 2022 and January 2023, the number of Russell 1000 companies releasing hiring rate data by gender, race, and ethnicity increased by 64 percent, companies releasing retention rate data increased by 127 percent, and companies releasing promotion rate data increased by 139 percent.2 Below are examples of inclusion factor data that Cintas’ peers are disclosing, or have committed to disclose, as of August 9th, 2023:

•	94 percent of the S&P 100 release their EEO-1, as do 36 percent of the Russell 1000.
•	49 percent of the S&P 100 release, or have committed to release, at least one hiring statistic related to gender.
•	37 percent of the S&P 100 release or have committed to release, at least one hiring statistic related to race/ethnicity.
•	28 percent of the S&P 100 release or have committed to release, at least one promotion statistic related to gender.
•	22 percent of the S&P 100 release or have committed to release, at least one promotion statistic related to race/ethnicity.
•	29 percent of the S&P 100 release or have committed to release, at least one retention or turnover statistic related to gender.
•	27 percent of the S&P 100 release or have committed to release, at least one retention or turnover statistic related to race/ethnicity.

This places Cintas behind other companies in their workplace equity data disclosure. It is increasingly a laggard as companies commit to releasing more complete data.

2.	Companies benefit from diverse and inclusive workplaces.

Cintas appears to acknowledge the benefits of a diverse and inclusive workplace, stating “Fundamentally, we want our workforce to reflect the communities in which we do business. We believe this leads to ideas, solutions, and improved outcomes that better serve our customers, shareholders, and other stakeholders in the long term.” It has also stated that “Our diverse workforce helps us better understand how our products and services are viewed, how they meet our customers’ needs, and what innovations may benefit our business,” in its 2022 ESG Report.3

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2 https://www.asyousow.org/report-page/workplace-equity

3 https://www.cintas.com/pdf/Cintas_2022_ESGReport.pdf?utm_source=cintascom&utm_medium=web&utm_campaign=CAESG, p. 53

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2023 Proxy Memo Cintas Corp | Shareholder Proposal Requesting Annual Diversity and Inclusion Efforts Report

Multiple research reports agree with Cintas' statement. Research indicates that companies with diverse teams offer better management, have stronger long-term growth prospects, and have improved share value. These studies include, but are not limited to:

●	As You Sow’s 2022 review of 277 EEO-1 reports found a positive association between diversity in management and cash flow, net profit, revenue, and return on equity.[4] A forthcoming 2023 report reviewing over 5,000 EEO-1 reports, also found this positive relationship between manager diversity and corporate performance.
●	BCG found that innovation revenue was 19 percent higher in companies with above-average leadership diversity. In addition, companies with above-average diversity had EBIT margins nine percentage points higher.[5]
●	Credit Suisse, in a study of over 3,000 companies, found that companies with women representing more than 20 percent of managers have had greater share price increases over the past decade than those companies with lower representations of women in management.[6]
●	A McKinsey study found that companies in the top quartile for gender diversity in corporate leadership had a 21 percent likelihood of outperforming bottom-quartile industry peers on profitability. Similarly, leaders in racial and ethnic diversity were 33 percent more likely to outperform peers on profitability.[7]
●	A study of the S&P 500 by the Wall Street Journal found that the 20 most diverse companies had an average annual five-year stock return that was 6.0 percent higher than the 20 least-diverse companies.[8]
●	Stanford Graduate School of Business researchers found that share prices increased when companies reported better than anticipated gender diversity. This was particularly true when a company had better diversity than the industry leader.[9]
●	Research conducted by the World Economic Forum shows that companies with above-average diversity scores drive 45 percent of average revenue from innovation, while companies with below-average diversity scores drive only 26 percent.[10]
●	According to Gartner research, 75 percent of organizations with frontline decision-making teams reflecting a diverse and inclusive culture will exceed their financial targets.[11]

Given these benefits, investors are incentivized to ensure that the companies they hold are proactive and intentional in addressing their workplace diversity and inclusion programs. Cintas’ lack of transparent diversity and inclusion metrics undermines investors’ ability to assess and benchmark the Company’s corporate commitment to a diverse and inclusive workplace.

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4 https://www.asyousow.org/report-pages/workplace-diversity-and-financial-performance

5 https://www.bcg.com/en-us/publications/2018/how-diverse-leadership-teams-boost-innovation.aspx

6 https://www.americanbanker.com/diversity-&-inclusion-yields-strongest-returns

7 https://www.mckinsey.com/business-functions/organization/our-insights/delivering-through-diversity

8 https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

9 https://www.bloomberg.com/news/articles/2019-09-17/when-companies-improve-their-diversity-stock-prices-get-a-boost

10 https://online.uncp.edu/articles/mba/diversity-and-inclusion-good-for-business.aspx

11 https://online.uncp.edu/articles/mba/diversity-and-inclusion-good-for-business.aspx

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2023 Proxy Memo Cintas Corp | Shareholder Proposal Requesting Annual Diversity and Inclusion Efforts Report

3.	Corporate policies that allow harassment and discrimination undermine business success.

According to Gartner research, “The difference in employee performance between nondiverse and diverse organizations is 12 percent, with similar improvements in intent to stay factors.”12 Researchers have identified additional benefits of diverse and inclusive teams, including: access to top talent, a better understanding of consumer preferences, a stronger mix of leadership skills, informed strategy discussions, and improved risk management. Diversity and the different perspectives it encourages has also been shown to encourage more creative and innovative workplace environments.13

In contrast, companies where harassment and discrimination exist may experience reduced employee morale and productivity, increased absenteeism, challenges in attracting talent, and difficulties in retaining talent. Employees directly experiencing workplace discrimination are also more likely to experience anxiety and depression, potentially hindering their ability to contribute to the workplace.14 The implications of a non-inclusive workplace go beyond directly impacted employees; in a Deloitte study, 80 percent of surveyed full-time employees said that inclusion was an important factor in their employer choice, and 72 percent said that they would consider leaving an employer for a more inclusive work environment.15 Additionally, the 2021 Workforce Happiness Index found that 78 percent of workers want employers that value DEI.16

4.	Cintas is risking the trust and confidence of its consumers and employees by not sharing the outcomes of its actions in support of its DEI commitment.

Cintas settled a pay bias lawsuit after it was found that the Company “had underpaid female production workers at a Philadelphia location by regularly assigning them to the lowest-paying jobs.”17 The Company has also been involved in a number of other employment-related lawsuits, such as discrimination claims brought by the U.S. Department of Labor.18

A lack of disclosure may indicate that the Company either does not track its hiring, retention, or promotion rates or that it believes that sharing the data might negatively impact stakeholders’ perceptions of its stock.

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12 https://www.gartner.com/smarterwithgartner/diversity-and-inclusion-build-high-performance-teams

13 https://images.forbes.com/forbesinsights/StudyPDFs/Innovation_Through_Diversity.pdf

14 https://www.apa.org/news/press/releases/stress/2015/impact

15 https://www2.deloitte.com/content/dam/Deloitte/us/Documents/about-deloitte/us-about-deloitte-inclusion-survey.pdf

16 https://www.cnbc.com/2021/04/30/cnbc-and-surveymonkey-release-latest-workforce-happiness-survey.html

17 https://news.bloomberglaw.com/daily-labor-report/federal-contractor-cintas-corp-settles-pay-bias-action

18 https://www.hrdive.com/news/cintas-pays-424k-after-allegedly-refusing-to-hire-men/562829/

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2023 Proxy Memo Cintas Corp | Shareholder Proposal Requesting Annual Diversity and Inclusion Efforts Report

Cintas, to be credible with investors and other external stakeholders, needs to show that its mission to “enhance the value proposition of our Cintas brand globally by achieving an environment of collaborative engagement, world class retention, and diverse representation that leads to success for our partners and accomplishes our Principal Objective,” is not puffery by allowing external parties to review the data demonstrating the effectiveness of its workplace programs to ensure fair and equitable treatment of the organization’s diverse employees and their experiences. 19

RESPONSE TO CINTAS BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

●	In its statement of opposition to the resolution, the Board states that:

Among other things, our Environmental, Social and Governance Report discusses our approach toward fostering DEI and contains the prior year's data on the gender, racial and age group composition of our workforce. We believe that these disclosures provide investors with necessary and appropriate information to determine the effectiveness of our DEI and human capital management efforts.20

In response, the Proponents note that year-over-year, representation data is an insufficient data set to show how employees are moving through the Company. It is non-standardized, selective data, unable to be compared to peers. It is unclear what these year-over-year changes can be attributed to, such as job title changes or an influx in newly hired diverse employees.

●	Cintas also states in its statement of opposition that: “We foster inclusion and professional development through our Partner Business Resource Groups (‘PBRGs’).”

Proponents note that, although resource groups are a suitable tool for fostering diversity, equity, and inclusion in the workplace, they’re not a measurement indicator. Unless metrics are put in place to determine the effectiveness of these groups, there is no way for external parties to understand their utility.

CONCLUSION

Vote “Yes” on this Shareholder Proposal 5.

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For questions, please contact Meredith Benton, As You Sow, mbenton@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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19 https://www.cintas.com/dei/

20 https://www.sec.gov/ix?doc=/Archives/edgar/data/723254/000072325423000030/ctas-20230912.htm, p. 58

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